[redacted]

13013407

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 47081

K
3/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoVIEW CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE, SUITE 3104
(No. and Street)

NEW YORK, (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAMUEL YELLIN (212) 750-0011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, (Address) NEW YORK, (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/8/13

OATH OR AFFIRMATION

I, SAMUEL YELLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoVIEW CAPITAL, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

COVIEW CAPITAL INC.

CONTENTS

DECEMBER 31, 2012

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

CoVIEW CAPITAL, INC.

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of CoView Capital,Inc. (the "Company") as of December 31, 2012 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CoView Capital, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in my audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

February 18, 2013

COVIEW CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS:		
Cash and cash equivalents		$ 417,757
Certificate of deposit		15,361
Investment in non-marketable security (cost $21,500)		43,000
Investment in marketable security (cost $3,300)		7,497
Prepaid assets		9,059
Furniture and equipment, net		5,242
Other assets		18,860
Total assets		**$ 516,776**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deferred rent		$ 20,005
		20,005
Liabilities subordinated to claims of general creditors		365,000
Total Liabilities		**385,005**
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value		
1000 shares authorized		
100 shares issued and outstanding	$ 1	
Additional paid-in-capital	671,499	
Retained earnings (deficit)	(539,729)	
Total stockholders' equity		**131,771**
Total liabilities and stockholders' equity		**$ 516,776**

See notes to financial statements.

COVIEW CAPITAL, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Consulting and advisory fee income		$ 794,458
Investment income		140
Dividends		14,984
Net unrealized gain		144
Other income		88
Total revenue		**809,814**
Expenses:		
Consulting fees	$100,184	
Other salaries	215,177	
Profit sharing	19,454	
Occupancy costs	108,606	
Telephone	7,202	
Dues and subscriptions	1,960	
Regulatory fees and expenses	3,415	
Office supplies	6,268	
Professional fees	14,645	
Insurance	9,829	
Advertising	16,050	
Office expense	2,828	
Equipment rental	2,228	
Travel	32.028	
Depreciation	929	
Technology expense	9,996	
Postage and Messengers	9,283	
Other expenses	5,146	
Total expenses		**565,228**
Net income		**$ 244,586**

See notes to financial statements.

COVIEW CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities	
Net income	$ 244,586
Changes in operating assets and liabilities	
Increase in prepaid expenses	(9,059)
Increase in certificate	(31)
Increase in furniture and equipment	(6,171)
Depreciation	929
Increase in other assets	(130)
Total adjustments	(14,462)
Net cash provided by operating activities	$ 230,124
Cash used in investing activities	
Increase in marketable securities	(143)
Net increase in cash and cash equivalents	$ 229,981
Cash and cash equivalents – Jan. 1, 2012	$ 187,776
Cash and cash equivalents – Dec. 31, 2012	$ 417,757

See notes to financial statements.

COVIEW CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Stockholders equity, January 1, 2012	($ 112,815)
Add: Net income	244,586
Stockholder's equity, December 31, 2012	**$ 131,771**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$ 365,000
Increases (decreases)	-0-
Balance, December 31, 2012	**$ 365,000**

See notes to financial statements.

COVIEW CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE A - ORGANIZATION

CoView Capital, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and provides investment banking services primarily in the areas of mergers and acquisitions and private placements.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Cash and cash equivalents:**
   The Company considers money market fund accounts to be cash equivalents for purposes of the statement of cash flows. The company keeps its cash with a major bank. The account balances may exceed the FDIC insurance limit.
2. **Depreciation and amortization:**
   Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, which are principally five years.
3. **Consulting fee income and revenue recognition:**
   Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees for services to be provided. Such retainers are treated as revenue upon completion of due diligence and the descriptive memorandum. Revenue from advisory activities is generally recognized when performance is completed.
4. **Use of estimates:**
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimation includes valuation of non-marketable securities. These estimates may be adjusted as more current information becomes available.

NOTE C – INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State minimum tax and a New York City general corporate tax.

NOTE D – NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At December 31, 2012, the Company had net capital of $419,428 as indicated on page 8 of this audited report which was $414,428 in excess of it's required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .048 to 1.

NOTE E – LEASE COMMITMENT:

The Company is obligated under a lease for office space, which expires in July 2014. The lease for office space requires payment for certain expenses and escalations in addition to the minimum annual rentals. The lease further provides for an increase in base rent during the lease term based on increases in the cost of living. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year Ending December 31,	
2013	100,880
July 31, 2014	58,847
	$159,727

Rent paid in 2012 was $108,606.

NOTE F – PROFIT SHARING PLAN:

The Company maintains a profit sharing plan for eligible employees. The Company, at its discretion, may contribute up to 25% of an employee's salary. For the year ended December 31, 2012, the Company contributed $19,454 to the profit sharing plan.

COVIEW CAPITAL, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2012

Common Stock		$ 1
Additional paid-in-capital		671,499
Retained earnings		(539,729)
		131,771
Add: Subordinated loans		365,000
Less: non-allowable assets		(76,161)
Net capital before haircuts		420,610
Less: haircuts on securities		(1,182)
Net capital		**419,428**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $20,005)	$1,334	5,000
Excess net capital		**$ 414,428**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 20,005**
Ratio of aggregate indebtedness to net capital	**.048 to 1**
Ratio of debt to debt-equity	**.039 to 1**

See notes to financial statements.

COVIEW CAPITAL, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2012

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$419,428
Audit Adjustments	-0-
Net capital per audited report, December 31, 2012	**$ 419,428**

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

COVIEW CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

COVIEW CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of

CoVIEW CAPITAL, INC.

In planning and performing my audit of the financial statements and supplementary schedules of CoView Capital, Inc. (the "Company") for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

In addition, my review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2012, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 18, 2013

Arnold G. Greene

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CoVIEW CAPITAL, INC.

SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2012

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Shareholder of:
CoView Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC*") for the year ended December 31, 2012, which were agreed to by CoView Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7)*. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the *Form X-17A-5* (Focus Report) for the year ended December 31, 2012, with the amounts reported in *Form SIPC-7 for the year ended December 31,2012* noting no differences;
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7* on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2013

CoView Capital, Inc.
Schedule of Assessment and Payments
For the year ended December 31, 2012

Total Revenues	**$**	**809,814**
SIPC Net operating Revenue		**809,814**
SIPC General Assessment at .0025		**2,025**
Less: Payments July 16, 2012		(393)
Assessment Balance Due (Paid January 12, 2013)	**$**	**1,632**

COVIEW CAPITAL, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2012